Exhibit 99.5
OROMIN
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

November 23, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

VALUE ENGINEERING INDICATES NET PRESENT VALUE ADDITIONS OF $23 MILLION TO $39.7 MILLION
FOR OJVG GOLD PROJECT

Oromin Explorations Ltd. (“Oromin”), on behalf of Oromin Joint Venture Group Limited (“OJVG”), is pleased to provide a status update on the value engineering optimization studies undertaken for their OJVG Gold Project in eastern Sénégal, West Africa. The value engineering work has been completed by Ausenco Solutions Canada Inc. (“Ausenco”) and is being used to define the final project scope for the process facilities in preparation for detailed engineering.

Ausenco has examined several plant optimizations based on their recommendations in the 2010 Feasibility Study. These include evaluating the costs and benefits of installing a primary crush stockpile and reclaim system and increasing the leach tank size. Combined capital costs for these two items is estimated to be $US 6.2 M with a payback period of less than two years. Both of these optimizations are expected to increase the annual gold production and the project Net Present Value “NPV” above those defined in the Feasibility Study (see July 15, 2010 News release). The expected combined increase to the Project NPV as a result of these two optimizations ranges from $US 23M to $US 39.7 M, as detailed below.

Ken Kuchling, P. Eng., M.Eng. (Mining), Oromin’s Vice President of Engineering, states that “When the feasibility study processing plant design was completed, some design assumptions were made to allow the study to meet required completion timelines. It was recognized that aspects of the design would be reviewed during the Value Engineering stage to undertake some cost-benefit analysis prior to freezing the plant flowsheet for detailed engineering. These trade-off studies have now been completed. They re-examined the leach tank sizing and the crushed ore stockpiling system. Both of these trade-off studies indicate that some modifications to the feasibility study flowsheet will result in promising improvements in the project Net Present Value.”

Stockpile and Reclaim System

The 2010 Feasibility Study was based on a plant design in which mill feed would be provided by direct truck dumping into the primary crusher which, in turn, would feed directly to the comminution circuit. During periods when the mining fleet was not operating, a front-end-loader would feed the crusher from an adjacent run-of-mine ore stockpile. This system has a low capital cost but has certain operational disadvantages.

Ausenco examined the installation of a larger, 10,000 tonne stockpile with an automated apron feeder reclaim. This enables the plant to continue to operate during mine outages and provides a steady feed rate to the mill. These enhancements would improve the expected mill utilization from 88.0% to 91.3% at a capital cost estimated to be approximately $US 5.5 million.

Ausenco estimates that the annual increase in gold production resulting from greater mill utilization would range from 3,600 to 6,000 ounces per year. Over 9 years of operation the incremental increase in the Project NPV for this stockpile and reclaim system is estimated to be $US 15 M and $US 27.7 M at gold prices of $US 880/oz and $US 1,200/oz, respectively. As a result, OJVG have decided that this stockpile system will be incorporated into the plant design.

Leach Tank Size Increase

The 2010 Feasibility Study estimated that the plant throughput rate will range from 215 tonnes per hour to 350 tonnes per hour, depending on the percentage of soft ore contained in the mill feed. At the higher throughput rates, ore residence time in the leach tanks drops by approximately 40% resulting in less than optimal leaching conditions. Increasing the leach tank size will lengthen the residence time thereby improving gold recovery when milling at the high rates.

Ausenco has recommended an increase in the combined leach tank size, to improve residence time in the leach tanks during periods of higher mill throughput rate. The proposed change in configuration and size of the leach tanks would result in an expected average gold recovery increase of about 1.5% (from 89.3% to 90.8%). This would provide an annual increase in gold production in the range of 1,200 to 2,100 ounces per year. The estimated additional capital cost to expand the leach tank size is $US 700,000 with a negligible increase in operating cost. A discounted cashflow model was used to assess the longer term cost/benefit of increasing the size of the leach tanks. Over 9 years of operation the increased gold production would generate an incremental increase in Project NPV of $US 8 M and $US 12 M at gold prices of $US 880/oz and $US 1,200/oz, respectively. As a result, OJVG have decided to incorporate the larger leach tanks into the plant design.

Qualified Person

Ken Kuchling, P.Eng., Oromin’s Vice President – Engineering, a “qualified person” for the purposes of National Instrument 43-101, has verified the information disclosed in this news release. Mr. Kuchling directs and oversees all mining engineering aspects of the OJVG Gold Project .

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statements
This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release contains forward-looking statements regarding the results and projections contained in the feasibility study of the OJVG gold project, including the reserve and resource estimates, ore grade, the expected mine life, anticipated gold production, gold recovery, the commencement of construction, cash operating costs and other costs, the projected internal rate of return, capital costs, sensitivity to metal prices and other sensitivities, the projected payback period, the availability of capital for development, the financial analysis and expected drilling activities. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s 2010 annual information form. Such forward-looking statements are also based on a number of assumptions which may prove to be inaccurate, including, but not limited to, assumptions about the following: the availability of financing for exploration and development activities; the estimated timeline for the development of the OJVG gold project; the supply and demand for, and the level and volatility of the price of, gold; the accuracy of reserve and resource estimates and the assumptions on which the reserve and resource estimates are based; the receipt of necessary permits; market competition; ongoing relations with employees and impacted communities; and general business and economic conditions. In addition, the feasibility study uses an estimate of gold price based on an approximate three-year average. The operating and capital costs in the feasibility study were developed to be reasonable estimates within industry benchmarks. There is no certainty that the results of the feasibility study will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the feasibility study materialize, or should the assumptions underlying the feasibility study prove inaccurate, actual results of the feasibility study may vary materially from those anticipated, believed, estimated or expected. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.